701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

November 25, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler, Assistant Director

Daniel Greenspan

Johnny Gharib

Tabatha McCullom

Lisa Vanjoske

Re:	Juno Therapeutics, Inc.

Registration Statement on Form S-1

Filed November 17, 2014

File No.: 333-200293

Ladies and Gentlemen:

On behalf of our client, Juno Therapeutics, Inc. (the “Company”), we submit this letter in response to certain comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 21, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting this letter via EDGAR.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Page references herein correspond to the page of the Registration Statement.

Prospectus Summary

1.

We note that you have added disclosure indicating that there was a patient death in the clinical trials for JCAR014 that was related directly or indirectly to sCRS. We also note your amended disclosure that you plan to continue enrolling patients in the ongoing Phase I/II trial but do not plan to advance JCAR014 into registration trials. In consideration of the required protocol changes to clinical trials for JCAR015 to address the clinical hold placed on these trials by the FDA due to patient deaths from

AUSTIN     BEIJING     BRUSSELS     WILMINGTON, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

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November 25, 2014

sCRS, please disclose how the patient death relating to sCRS in the Phase I/II trials of JCAR014 impacts your continued clinical development of this product candidate.

In response to the Staff’s comment, the Company supplementally informs the Staff that although it reviews the potential implications of every serious adverse event that occurs in the trials of its product candidates, the death of the single adult r/r ALL patient treated with JCAR014 was neither central to nor determinative of its current plan to not advance that product candidate into registration trials. Rather, the Company’s decision to not advance JCAR014 into registration trials was driven in large part by the increasing accumulation of data suggesting that the JCAR014 product candidate may have less durability of response than has been observed in the trials of its other product candidates. The Company respectfully submits that inclusion of the above requested disclosure could be viewed as mitigating; however, the Company intends to provide additional disclosure regarding results pertaining to the durability of response from the Phase I/II trial of JCAR014 in a subsequent amendment to the Registration Statement. Such disclosure will clarify for potential investors the reasons the Company does not currently plan to advance JCAR014 into registration trials.

Use of Proceeds, page 63

2.	The second bullet point in this section states that you plan to advance JCAR017 through a Phase I clinical trial and into a potential registration trail in r/r NHL. Please expand your disclosure to provide an estimate as to how far in the potential registration trial process you expect the allocated proceeds will enable you to reach.

The Company respectfully submits that it is not possible to provide an accurate estimate as to how far into a potential registration trial of JCAR017 in r/r NHL the allocated proceeds will allow the Company to reach. The Company’s ability to provide such estimate depends on the clinical trial design which cannot be developed until the Company receives a substantial amount of data from the Company’s planned Phase I clinical trial for JCAR017. However, in response to the Staff’s comment, the Company will revise the Registration Statement on page 63 as follows (with added text underlined and deleted text struck through).

We cannot provide an accurate estimate as to how far into a potential registration trial of JCAR017 in r/r NHL the allocated proceeds will allow us to reach because any such estimate depends on the clinical trial design, which cannot be developed until the Company receives a substantial amount of data from the Company’s planned Phase I clinical trial for JCAR017. In addition, ~~W~~we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Due to uncertainties inherent in the product development process, it is difficult to estimate the exact amounts of the net proceeds that will

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November 25, 2014

be used for any particular purpose. We may use our existing cash and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of clinical trials, the timing of regulatory submissions, and the amount of cash, if any, we generate from any future collaboration agreements. Accordingly, we will have broad discretion in using these proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Success Payments, page 74

3.	To give context for the sensitivity analysis it appears necessary to disclose the amount of the estimated valuation and associated liability at the midpoint of the price range set forth on the cover of the prospectus. Please revise or advise.

In response to the Staff’s comment, the Company will revise the Registration Statement on pages 77 and 78 as follows (with added text underlined and deleted text struck through).

Page 77:

As of September 30, 2014, the estimated fair value of the success payment liability was $6.4 million. We recorded a research and development expense of $1.1 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period. The assumptions used to estimate ~~calculate~~ the fair value of the success payment~~s~~ liability are subject to a significant amount of judgment including the expected volatility and estimated term and a small change in the assumptions, or a change in our stock price, may have a relatively large change in the estimated ~~valuation and associated~~ fair value of the success payment liability. If we substituted the midpoint of the price range set forth on the cover page of this prospectus for the estimated fair value of our common stock as of September 30, 2014 but otherwise employed the same assumptions, we estimate that, as of September 30, 2014, the fair value of the success payment liability would have been $__. A 10% increase of our stock price from $            , the midpoint of the price range set forth on the cover of this prospectus, would increase the estimated ~~valuation and associated~~ fair value of the success payment liability by $            . A 10% decrease of our stock price from $            , the

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November 25, 2014

midpoint of the price range set forth on the cover of this prospectus, would decrease the estimated ~~valuation and associated~~ fair value of the success payment liability by $            .

Page 78:

As of September 30, 2014, the estimated fair value of the success payment liability was $2.5 million. We recorded a research and development expense of $0.4 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period. The assumptions used to ~~calculate~~ estimate the fair value of the success payment~~s~~ liability are subject to a significant amount of judgment including the expected volatility and estimated term and a small change in the assumptions, or a change in our stock price, may have a relatively large change in the estimated ~~valuation and associated~~ fair value of the success payment liability. If we substituted the midpoint of the price range set forth on the cover page of this prospectus for the estimated fair value of our common stock as of September 30, 2014 but otherwise employed the same assumptions, we estimate that, as of September 30, 2014, the fair value of the success payment liability would have been $__. A 10% increase of our stock price from $            , the midpoint of the price range set forth on the cover of this prospectus, would increase the estimated ~~valuation and associated~~ fair value of the success payment liability by $            . A 10% decrease of our stock price from $            , the midpoint of the price range set forth on the cover of this prospectus, would decrease the estimated ~~valuation and associated~~ fair value of the success payment liability by $            .

Success Payments, page F-31

4.	With regard to your response to comment 36, ASC 505-50-25-4 states that ASC 505-50 does not address the periods or the manner in which an entity granting the equity instrument shall recognize the fair value of the equity instruments that will be issued. Please tell us what authoritative literature you relied upon in your accounting. In your response tell us:

•	The measurement date you determined and why you believe that to be the date,

With respect to the determination of the measurement date, according to ASC 505-50-30-11, the measurement date should be the earlier of: (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached (a “performance commitment”) and (ii) the date at which the counterparty’s performance is complete. ASC 505-50-30-11 also states that a performance commitment is a commitment made by the counterparty that makes performance required under the arrangement probable because of a sufficiently large

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November 25, 2014

disincentive for nonperformance (e.g., an economic penalty). To satisfy the requirement for a sufficiently large disincentive for nonperformance, the economic penalty must be specified in the agreement and must be significant to the counterparty. The ability to sue for nonperformance, in and of itself, does not represent a sufficiently large disincentive to ensure that performance is probable. Also, a mere forfeiture of the equity instrument in the event of nonperformance is not a performance commitment.

The Company determined that the arrangements with the Fred Hutchinson Cancer Research Center (“FHCRC”) and Memorial Sloan Kettering Cancer Center (“MSK”) did not provide for sufficiently large disincentives for nonperformance at the date of signing. Other than forfeiture of the instruments, there are no further disincentives for nonperformance. Consequently, performance by FHCRC and MSK will be complete with respect to the arrangements between the Company and each institution, and the respective measurement date will be established, when the research and development services to be provided under the applicable arrangement are complete, or earlier if the applicable collaboration agreements are terminated upon the mutual agreement of both parties. The success payments are intended to provide additional potential future consideration provided in exchange for each research institution’s agreement both to license technology to the Company and to provide a certain level of research and development of the technology under the applicable collaboration agreements. These success payments cannot be cancelled or terminated except in the case of a willful or material breach of the related contracts. Therefore the measurement date is the end of the respective research and development service periods under the collaboration agreements, which, with respect to FHCRC, is in October 2019 (six years from the date of signing of the agreement), and with respect to MSK, is in November 2018 (five years from the date of signing of the agreement).

•	The performance commitment date you determined and why you believe that to be the date,

As explained in our discussion regarding the measurement date, the Company determined that the performance commitment date is the date the research and development services are complete.

•	Why October 16, 2013 was not the performance commitment date, if true, and why you wouldn’t account for the instrument as a financial instrument in accordance with ASC 815-40 after that date,

The applicable performance commitment date was not October 16, 2013 (or November 21, 2013 in the case of MSK) because FHCRC and MSK are still required to perform research and development services under the collaboration agreements. When performance is complete

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November 25, 2014

the award will become subject to other accounting literature that may require continued remeasurement at fair value such as ASC 815, Derivatives and Hedging. Performance will be complete when the terms of the award are no longer affected by FHCRC’s and MSK’s performance and when the vesting and payment of the award are no longer affected by the service or performance conditions.

•	Why it is not appropriate to recognize the entire fair value of the share-based payment at each balance sheet date with an asset recognized for the difference between the liability and the expense amount,

As the Staff correctly states, ASC 505-50 does not specifically address the period(s) or the manner (i.e., capitalizing versus expensing) in which an enterprise should recognize the fair value of the equity instruments that will be issued. However, ASC 505-50 does state that the fair value of the equity instruments issued should be recognized as an asset, expense or sales discount in the same period and in the same manner (i.e., capitalizing versus expensing) as if the enterprise had paid cash for the goods or services.

In that context, the success payments require the provision of a service and a market condition, and are therefore measured at fair value (taking into account the market condition) over the performance period. As noted above, the success payments are intended to provide additional potential future consideration in exchange for each research institution’s licensing of its technology and research and development efforts under the agreements, and therefore they are recognized over the service period imposed by the collaboration agreement. Because the success payments are liability awards, the value of the awards is estimated at each reporting period and is amortized to expense over the course of the expected service period of the applicable collaboration agreements.

As each of FHCRC and MSK performs the research and development services provided for in its respective collaboration agreement with the Company, the cost of the equity based award is recognized. At the initiation of the arrangement, the Company did not acquire an asset in the transaction. The Staff has stated that if an issuer receives a right to receive future services in exchange for non-vested, forfeitable equity instruments, such securities are considered unissued until the future services are received. Consequently, the instrument is not recognized on the measurement date. Instead, similar to employee awards, the issuer should recognize the compensation cost over the period that the services are provided, and the award is “earned” by the counterparty.

•	Why it is not appropriate to recognize an expense at each balance sheet date equal to the full amount of the fair value of the share-based payment determined.

Securities and Exchange Commission

November 25, 2014

The success payments are earned as FHCRC and MSK perform research and development services over the term of the respective collaboration agreements. The success payments are measured at fair value (including consideration of the market condition) and recognized over the service period imposed by the collaboration agreement. As the success payments are liability awards, the value of the awards is estimated at each reporting period and is amortized to expense over the course of the expected service period of the collaboration agreements.

5.	With regard to your response to comment 37 tell us the amount of expense estimated to be recognized at the midpoint of the price range in the quarter in which a successful initial public offering occurs.

When the preliminary price range for its initial public offering is known, the Company will advise the Staff on a supplemental basis the estimated amount of expense it would recognize in the period in which the initial public offering occurs. Such estimate will be based on the same assumptions that were employed in connection with estimating the expense for the period ended September 30, 2014 with the exceptions that (i) the probability of the initial public offering occurring will be 100% and (ii) the estimated fair value of the Company’s common stock will be equal to the midpoint of the preliminary price range

Please direct any questions regarding any of the Company’s responses to the Staff’s comments or the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Hans Bishop, Juno Therapeutics, Inc.

Steven Harr, Juno Therapeutics, Inc.

Bernard Cassidy, Juno Therapeutics, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.

Shayne Kennedy, Latham & Watkins LLP

Kathy Smith, Ernst & Young LLP